AMATUHI HOLDINGS, INC.

Nisseki Yokohama Building, 10th Floor

1-1-8, Sakuragichō, Naka Ward,

Yokohama-shi, Kanagawa, Japan 231-0062

May 1, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	Amatuhi Holdings, Inc.
Request for Withdrawal of Registration Statement on Form S-1, Post Effective Amendments filed on March 9, 2026 & March 31, 2026 (File No 333-290245)

Ladies and Gentlemen:

On January 14, 2026, Amatuhi Holdings, Inc. (the “Company”) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) the above referenced registration statement on Form S-1 (including all exhibits and any amendments thereto), which was subsequently declared effective by the Commission on February 11, 2026. On March 9, 2026 and March 31, 2026, the Company filed post-effective amendments to the S-1 on Forms S-1/A to update the S-1 with the Company’s financial statements for the period ended December 31, 2025 (each, a “POS AM S-1”). Each POS AM S-1 remains under review by the Commission and has not yet been declared effective by the Commission.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of each POS AM S-1, effective as of the date hereof or at the earliest practicable date hereafter. The Company confirms that no securities have been issued or sold under either POSAM S-1 Therefore, withdrawal of each POS AM filing is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of either POS AM S-1.

Please direct any questions or comments regarding this matter to the Company’s U.S. counsel, Lucosky Brookman LLP, attention: Steven Lipstein, Esq. at 732-395 4416.

Thank you for your assistance in this matter.

Very truly yours,

Amatuhi Holdings, Inc.

By;	/s/ Tatsuma Yoshida
Name:	Tatsuma Yoshida
Title:	Chief Executive Officer

cc:	Steven Lipstein, Esq
Lucosky Brookman LLP